Exhibit 99.1

MEREDITH ENTERPRISES DECLARES FIRST QUARTER DIVIDEND OF
$0.20 PER SHARE

MENLO PARK, May 16, 2005 — Meredith Enterprises, Inc., (AMEX: MPQ) today reported that its board of directors approved a dividend of $0.20 per share on its common stock for the quarter ended March 31, 2005. The dividend is $0.05 less than the prior quarter’s dividend. The dividend will be payable on June 8, 2005 to stockholders of record as of May 27, 2005.

During the first quarter of 2005, the total of dividends paid at the prior quarterly dividend rate of $0.25 per share and scheduled principal amortization on notes payable exceeded the company’s net cash provided by operating activities. To address this shortfall, the company used existing cash balances. The company’s board of directors has now determined that because the company’s cash flow is unlikely to improve in the near term, a reduced dividend is prudent and appropriate. Future dividends, if any, will be declared and paid in the sole discretion of the board of directors.

The company sold its Riverside property on May 9, 2005 for a gross sales price of approximately $2,300,000, and the company’s total cost for the property was approximately $3,900,000. After accumulated depreciation of approximately $600,000 and write-downs to fair market value of approximately $1,600,000, the company recognized a gain of approximately $600,000 and received proceeds of approximately $1,129,000.

The company noted further that it cannot assure investors that it will maintain the dividend level due to the following factors, among others:

o	The sole tenant of its Ontario property remains in bankruptcy proceedings, although it is current in its rental payments;
o	The single tenant lease on the company’s Tustin property expires on September 30, 2005, and we cannot assure investors that we will be able to renew this lease or rent all or any the space to new tenants at acceptable rents. The Tustin property accounted for approximately 10% of our rental revenue including discontinued operations in the first quarter of 2005;
o	Several other significant leases within our overall portfolio have expired or will expire later in 2005, and we cannot assure investors that we will be able to renew those leases or rent the space to new tenants at acceptable rents;
o	The 717 and 721 West Del Paso properties were largely vacant for the entire first quarter;
o	The tenant in our Riverside property did not pay base rent and other amounts due under the lease during the first quarter of 2005; and
o	The occupancy rate at the Northlake Festival property, which accounts for approximately 50% of the company’s revenues, dropped from 97.6% March 31, 2004 to 88.8% at March 31, 2005, due largely to the expiration of the AMC Theater lease on May 31, 2004.

This release contains forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions, estimates, and projections about Meredith Enterprises, Inc. and its business. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties – many of which are outside of the company’s control – that may cause actual results to differ materially from those expressed or implied by forward-looking statements. These risks and uncertainties include whether the company can maintain its dividend, renew its leases with existing tenants, collect amounts due under existing leases, or lease vacant space to new tenants at acceptable rates. For a description of these and other risks that may affect the company’s performance, please see the sections in its most recent Annual Report on Form 10-KSB entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Recent Events” and “– Risk Factors that May Affect Future Results.”

Contact:
Meredith Enterprises, Inc.
Allen Meredith
(650) 233-7140